UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

THE TEXT OF EXHIBIT 99.1 OF THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Fulfillment of Conditions to Closing for Sale of Ellomay Luzon Energy Shares

On May 7, 2026, Ellomay Capital Ltd. (the “Company”) announced that the conditions to closing for the sale of the Company’s indirect holdings in Ellomay Luzon Energy Infrastructures Ltd. (the “Ellomay Luzon Energy Shares”) have been fulfilled and closing of the transaction is expected in the coming days.

Notice of Conditional Early Repayment of the Company’s Series E Secured Debentures and of Intent to Deposit Financial Collateral

On May 7, 2026, the Company further announced that its Board of Directors approved the performance of an early repayment of its Series E Secured Debentures, in full. The early repayment is scheduled for May 24, 2026 and (the “Early Repayment”) and is conditional upon the sale of the Ellomay Luzon Energy Shares. The Company may waive the condition.

Subject to the fulfillment (or waiver) of the condition relating to the sale of the Ellomay Luzon Energy Shares, and pursuant to the terms of the deed of trust governing the Company’s Series E Secured Debentures, the repayment amount will be the sum of approximately NIS 165 million (approximately €48.2 million) in principal, accrued interest in the amount of approximately NIS 1.5 million (approximately €0.4 million) and a prepayment fee of approximately NIS 3.5 million (approximately €1 million), amounting to an aggregate repayment amount of approximately NIS 170 million (approximately €49.7 million).

Following the Early Repayment, the Series E Secured Debentures will be fully repaid and delisted from the Tel Aviv Stock Exchange.

The Series E Secured Debentures are secured by a pledge on the Ellomay Luzon Energy Shares and related capital notes and shareholder loans. The Company notified the trustee for the Series E Secured Debentures that it intends to deposit a Financial Collateral (as such term is defined in the deed of trust governing the Series E Secured Debentures) in the bank account pledged for the benefit of the holders of the Series E Secured Debentures. Following the deposit of the Financial Collateral, the pledges registered on the Ellomay Luzon Energy Shares and related capital notes and shareholder loans will be cancelled.

For more information concerning the sale of the Ellomay Luzon Energy Shares and the Series E Debentures, see the Form 6-K submitted by the Company to the Securities and Exchange Commission dated March 30, 2026 and Items 4.A. “History and Development of the Company” under “Recent Developments” and 5.B. “Liquidity and Capital Resources” under “Series E Secured Debentures” and Exhibit 4.18 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, dated April 30, 2026.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the failure to consummate the sale of the Ellomay Luzon Energy Shares, the cancellation of the early repayment due to failure to consummate the sale of the Ellomay Luzon Energy Shares, changes in market conditions, the impact of the war and hostilities in Israel, Gaza and Iran, changes in electricity prices and demand, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Kalia Rubenbach
Kalia Rubenbach
Chief Financial Officer

Dated: May 7, 2026

3